UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

_________________________

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

___________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

CENTRAL PUERTO S.A

BUENOS AIRES, March 08, 2024

Dear Mr./Ms.,

Bolsa de Comercio de Buenos Aires

Subject: Information set forth by Section 62 of

Buenos Aires Stock Exchange Regulations

Dear Sir /Madam,

We contact you in compliance with the abovementioned section so as to inform that on March 8, 2024, the Board of Directors of Central Puerto S.A. approved the financial statements and other documentation for the fiscal year ended December 31, 2023 and has acknowledged the corresponding reports of the Auditor and the Statutory Audit Committee.

Regard being had to the foregoing, we inform the following:

1. Income (loss) for the fiscal year ended December 31, 2023:

Income (loss) ARS 000
Income (loss) for the fiscal year
attributable to shareholders of the Company	148,043,845
attributable to non-controlling shareholding	(2,082,975)
Total income (loss) for the fiscal year	145,960,870

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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2. Other comprehensive income (loss) for the fiscal year ended December 31, 2023:

Income (Loss) ARS 000
Other comprehensive income (loss) for the fiscal year
attributable to shareholders of the Company	(750,969)
attributable to non-controlling shareholding	-
Total other comprehensive income (loss) for the fiscal year	(750,969)

3. Comprehensive income (loss) for the fiscal year ended December 31, 2023:

Income (Loss) ARS 000
Net total comprehensive income (loss) for the fiscal year
attributable to shareholders of the Company	147,292,876
attributable to non-controlling shareholding	(2,082,975)
Total net total comprehensive income (loss) for the fiscal year	145,209,901

4. Shareholders’ equity details divided in items and amounts as at December 31, 2023:

ARS 000
Share Capital – Face Value	1,514,022
Capital adjustment	246,927,434
Statutory reserve	41,261,481
Optional reserve	346,305,972
Other equity accounts	(22,528,983)
Optional reserve for future dividends payment	73,320,698
Income (loss) for the fiscal year	148,019,840
Non-controlling shareholding	21,751,086
Total	856,571,550

attributable to shareholders of the Company	834,820,464
attributable to non-controlling shareholding	21,751,086

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5. Board of Directors proposal

The net income for the fiscal year 2023 amounted to ARS 148,043,845, while as of December 31, 2022, retained accumulated income (loss) amounted to ARS 148,019,840. The Board of Directors proposes to allocate ARS 7,402,192 to the Statutory reserve. In addition, it proposed to assign the remaining balance of the retained accumulated income to increase the Optional Reserve for the payment of dividends based on the evolution of the Company’s financial position and the Dividends Payment Policy in force, and to delegate on the Company’s Board of Directors its partial or total reversal for the payment of dividends and the determination of the opportunity, currency, terms and other terms and conditions for payment, in accordance with the delegation agreed at the Shareholders’ Meeting.

6. Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as parent company and Operating S.A. (“OPER”), Hidroneuquén S.A. (“HNQ”) and Sociedad Argentina de Energía S.A. (“SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that share capital is under public offering and it is listed in the Buenos Aires Stock Exchange (“BCBA”) and; since February 2, 2018, in the New York Stock Exchange (“NYSE”). Therefore, shareholding may experience variations, which the company may not be aware of.

Yours sincerely,

Leonardo Marinaro Head of Market Relations CENTRAL PUERTO S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 13, 2024	By:	/s/Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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